SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	RRYAN@SIDLEY.COM +1 212 839 5931

September 21, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	nCino, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of nCino, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by certain stockholders of shares of the Company’s common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company will publicly file its Registration Statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me at (212) 839-5931 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Robert A. Ryan

Robert A. Ryan

cc:	Pierre Naudé, Chief Executive Officer
Greg Orenstein, Chief Corporate Development & Legal Officer and Secretary
Martin A. Wellington, Sidley Austin LLP
Paul D. Tropp, Ropes & Gray LLP
Michael Pilo, Ropes & Gray LLP

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.